EXHIBIT 1

ADP Issues Press Release, Video

Today ADP issued a press release and video featuring President and Chief Executive Officer Carlos Rodriguez and Chairman of the Board John Jones highlighting our strong track record, ongoing technology transformation, and successful execution of our strategy to deliver sustainable value to shareholders. Click here to view the video, and visit VoteADP.com to view the shareholder letter and other information.